UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20564W204
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 340,366 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 340,366 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,366 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Matthew F. McLaughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

(1) The aggregate purchase price of the 340,366 shares of Common Stock of the Issuer beneficially owned by 180 Degree Capital is $12,501,940, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital from each of 180 Degree Capital and a separate account which is managed by 180 Degree Capital.

(2) The aggregate purchase price of the 100,000 shares of Common Stock of the Issuer beneficially owned by Mr. McLaughlin is $2,188,816, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

(3) The aggregate purchase price of the 20,000 shares of Common Stock of the Issuer beneficially and jointly owned by Mr. Rendino and his spouse is $627,635, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On January 25, 2024, 180 Degree Capital delivered a formal letter to the Issuer notifying the Issuer of (i) its intent to present a proposal requesting that the Issuer’s Board of Directors (the “Board”) take all necessary steps to declassify its Board so that directors are elected on an annual basis starting at the Issuer’s 2025 annual meeting of stockholders, and (ii) its nomination of Matthew F. McLaughlin (the “Nominee”) for election to the Board at the Issuer’s fiscal year 2024 annual meeting of stockholders (the “Annual Meeting”), whose background and qualifications are set forth below. Effective January 25, 2024, the 180 Degree Capital withdrew the Proposal previously submitted pursuant to Rule 14a-8.

Also on January 29, 2024, 180 Degree Capital issued a press release (the “Press Release”), which announced that 180 Degree Capital had nominated the Nominee for election to the Board at the Annual Meeting. Furthermore, 180 Degree Capital reiterated the need for a new member on the Board to bring a fresh perspective. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

180 Degree Capital’s nominee is:

Matthew F. McLaughlin, age 54, is a retired advertising technology executive and Naval officer. Most recently, Mr. McLaughlin served as Chief Operating Officer of DoubleVerify Holdings, Inc. (NYSE: DV) (“DoubleVerify”), a software platform for digital media measurement and analytics, from 2011 to March 2022. As COO of DoubleVerify, Mr. McLaughlin directed its Product, Engineering and Sales Operations activity, including managing over half the company’s employees. During his tenure, DoubleVerify grew revenue at more than a 35% CAGR with a terminal gross profit above 30% and valuation growth of 30,000% from 2012 to 2021. Mr. McLaughlin was deeply involved in both the private equity sale in 2017 and the multi-billion dollar initial public offering in 2021. Mr. McLaughlin served as a Senior Advisor at DoubleVerify from March 2022 to July 2022. As Senior Advisor, he leveraged his decade-plus operational experience to guide the CEO on the product strategy, technology operations and overall company performance while transitioning these teams to new executive leadership. Mr. McLaughlin served as President and Chief Operating Officer of CUnet, LLC, an online marketing agency and software subsidiary of Nelnet, Inc. (NYSE: NNI), from 2008 to 2011. Mr. McLaughlin served as General Manager of Audience and Media at BDMetrics Inc., an information technology company, from 2007 to 2008; Vice President of Performance Media at VNC Communications, Inc (d/b/a Performics), a performance marketing subsidiary of DoubleClick Inc., from 2006 to 2007; Senior Vice President of Operations at Heavy Hammer, Inc., a technology company, from 2005 to 2006; Director of Business Technology, Search Marketing, and Email & Affinity Marketing at Advertising.com, Inc., an online advertising company that was acquired by AOL, Inc. (formerly NYSE: AOL), from 2001 to 2005; and an Applications Technology Sales Consultant for Oracle Corporation (NYSE: ORCL), a multinational computer technology company, from 2000 to 2001. Formerly, Mr. McLaughlin served as a U.S. Navy Submarine Officer, from 1992 to 2000. Mr. McLaughlin received a M.A. (Cantab) in Natural Science from the University of Cambridge and B.S. in Computer Science from the United States Naval Academy.

As disclosed in Amendment No. 5 of the Schedule 13D, 180 Degree Capital originally planned to nominate two director nominee candidates for consideration at the Annual Meeting. One of 180 Degree Capital’s original nominees was intended as a replacement for Brent Rosenthal. 180 Degree Capital welcomed the announcement by the Issuer on December 29, 2023 that Mr. Rosenthal will not stand for re-election at the Annual Meeting. 180 Degree Capital thanks the Board for taking incremental steps toward improving the corporate governance of the Issuer, but it believes more steps need to be taken. Accordingly, 180 Degree Capital will pursue the nomination of Mr. McLaughlin.

Subsequent to this announcement, 180 Degree Capital communicated to the Board that it needs to include a new member who will bring fresh perspectives, business knowledge (specifically digital), and additional focus on building value for Common Stock holders. The Nominating Committee of the Board initially expressed no interest in speaking with Mr. McLaughlin due, we believe, to a decision that it would not nominate him for election at the Annual Meeting regardless of his qualifications and complementary skill sets. Subsequent discussions appear to indicate that the Nominating Committee is willing to meet with Mr. McLaughlin, but we remain unconvinced that the Board will take actions that will lead to Mr. McLaughlin joining the Board at the Annual Meeting. As of the date of this filing, there are no formal discussions planned.

180 Degree Capital realizes that there are only three seats up for election, and it would prefer to not run candidates against Jon Carpenter, William Livek or Leslie Gillin, but it cannot stand idly by while the Board continues to be dysfunctional and operate in manners that are not in the best interest of all stakeholders.

Once again, 180 Degree Capital's strong preference is to not engage in a competitive proxy contest. 180 Degree Capital's original filings were meant to initiate discussions to improve the corporate governance of the Issuer. Initial steps were made on this front, but the Issuer only initiated formal discussions with 180 Degree Capital on this topic in mid-January 2024. 180 Degree Capital is interested in action, the only type of action that is possible with representation on the Board. Given the limitations of the director positions that are up for election at the Annual Meeting due to the Company’s staggered Board, 180 Degree Capital offers the following potential solutions:

1.The Board expands to 11 members, five of whom would be non-preferred directors, with Mr. McLaughlin being appointed to the new vacancy coincident with the Annual Meeting.
2.One of the current non-preferred appointed members of the Board transitions to a Board Emeritus or other Board Advisory role in conjunction with Mr. McLaughlin's election/appointment to the Board so that person could remain involved with the Issuer and its Board, if desired by both parties; or
3.One of the current non-preferred appointed members resigns from the Board in conjunction with Mr. McLaughlin's appointment to the Board that can coincide with the Annual Meeting.

180 Degree Capital believes each of these suggestions are viable paths forward that would not only improve corporate governance for the Issuer, but also provide its management with additional deep industry experience that is relevant to its ongoing transformation into a leader in cross-platform measurement. We also acknowledge that the preferred stockholders would need to consent to increasing the Board to 11 members from its current 10 members. Given the fact that the preferred stockholders would continue to have a majority of appointed members on the Board even with 11 total members, the unwillingness to make such a change would further support their complete disregard for the common stockholders of the Issuer and cement the fact that the Board is, defacto, comprised of one board of directors that represents the preferred stockholders and another that represents common stockholders.

180 Degree Capital is focused on providing support to management and ensuring the highest level of corporate governance of the Issuer. 180 Degree Capital believes that the addition of Mr. McLaughlin to the Board accomplishes both goals, and that the unwillingness of the Board to pursue such an outcome highlights glaringly that the Board wants to remain insulated from reality, has no self-awareness, and is not interested in building value for the Issuer's common stockholders or its employees. 180 Degree Capital believes appointing Mr. McLaughlin to the Board would provide complementary skill sets and deep industry knowledge that the management team can draw on as it develops strategies for competing in the competitive measurement world.

Item 5.     Interest in the Securities of the Issuer

Item 5(c) is hereby amended and restated as follows:

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase	Reporting Person
Common Stock	952	$13.3966	12/5/2023	180 Degree Capital Corp.
Common Stock	4,999	$14.1748	12/18/2023	180 Degree Capital Corp.
Common Stock	2,613	$13.5334	12/21/2023	Kevin M. Rendino
Common Stock	4,170	$18.2202	1/22/2024	Kevin M. Rendino

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 25, 2024, 180 Degree Capital entered into a letter agreement (the “Indemnification Agreement”) with Mr. McLaughlin, pursuant to which 180 Degree Capital has agreed to indemnify Mr. McLaughlin against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. McLaughlin has granted Daniel B. Wolfe a power of attorney (the “Power of Attorney”) to execute certain SEC filings and other documents in connection with the solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1 – Press Release, dated January 29, 2024.
Exhibit 99.2 – Indemnification Agreement, dated January 25, 2024.
Exhibit 99.3 – Power of Attorney, dated January 25, 2024.

SIGNATURE

After reasonable inquiry and to the best of each signatories knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

180 DEGREE CAPITAL CORP.

By:     /s/ Daniel B. Wolfe
Name:     Daniel B. Wolfe
Title:     President

MATTHEW F. MCLAUGHLIN

By:    /s/ Matthew F. McLaughlin
Name:    Matthew F. McLaughlin

KEVIN M. RENDINO

By:    /s/ Kevin M. Rendino
Name:    Kevin M. Rendino